FILED VIA EDGAR

June 13, 2011

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:  AlphaMark Investment Trust
 File Nos. 811-22213

Enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940 (the "1940 Act"), please find a copy of an amendment to the Investment Company Bond, Endorsement No. 3 dated June 6, 2011, for the AlphaMark Investment Trust under Exhibit 99.1.

If you have any questions about this filing, please contact the undersigned at (513) 587-3406.

Very truly yours,

/s/ Wade R. Bridge

Wade R. Bridge
Assistant Secretary

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